SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

May 27, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Madeleine Mateo

Re:	Accelerant Holdings

Draft Registration Statement on Form S-1

Amendment No. 6 submitted on April 17, 2025

CIK No. 0001997350

Ladies and Gentlemen:

On behalf of our client, Accelerant Holdings (the “Registrant”), we hereby confidentially submit this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 13, 2025 (the “Comment Letter”), relating to the above referenced amended Draft Registration Statement on Form S-1 submitted to the Commission (the “Registration Statement”). We are concurrently confidentially submitting via EDGAR this letter and an amendment to the Registration Statement (“Amendment No. 7”).

In this letter, we have recited the comments from the Staff in italicized and bolded type and have followed each comment with the Registrant’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 7.

Unpaid Loss and Loss Adjustment Expenses, page 129

1.

We note your disclosure that states that you believe that your reserves were sufficient to absorb your expected losses from Hurricanes Milton and Helene. We also note your disclosure on page 37 that states that “the most significant peril in the U.S. is wildfire.” Please tell us, with a view towards revised disclosure both in this section and in the risk factors as necessary, whether management has similarly evaluated the impact of the California wildfires on your potential losses.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 37 and 100 of the Registration Statement to address the impacts of the January 2025 California Wildfires, noting the gross impacts, expected benefits from reinsurance, as well as the assertion of the Registrant’s belief that its reserves are sufficient to absorb expected net ultimate losses from the catastrophic event.

Business, page 139

2.

We note your disclosure that the United States is your largest market for insurance premiums written, including Specialty Property and Casualty policies. We also note your disclosures on pages 36-38 and 131 about the potential material impact of catastrophic natural disasters, including fires and significant weather events. In order for investors to better understand your exposure from both a premiums written and reinsurance obligation standpoint, please clarify whether you have any material concentrations within your three disclosed geographic segments (North America, UK and Europe). For instance, if you have significant exposure to coastal areas along the Atlantic seaboard, or to wildfire prone areas in California. If appropriate, make clarifying revisions to the relevant risk factor disclosure.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 37 and 143 of the Registration Statement to incorporate its view that the geographic concentrations of exposure that produce the largest modeled losses to its portfolio are hurricane and other weather events along the Atlantic seaboard, wildfire prone areas in California or other states, U.S. severe convective storms, U.K. wind and flood, and European wind and flood, among others. Additionally, the Registrant maintains significant reinsurance coverage such that its net exposure to each of these geographic segments is limited. For example, the most recent California wildfires resulted in $40 million of gross losses and only $2 million of net losses. Similarly, for the 2024 and other treaty years, the Registrant’s U.S. property catastrophe excess of loss retention for a modeled gross occurrence is expected to significantly reduce its net exposure to insignificant levels as part of its business model to limit its exposure to insurance risk.

* * * *

If you have questions with respect to the Registration Statement or the responses set forth above, please direct the questions to me at 212-839-5684 or sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Jeff Radke, Accelerant Holdings
Nancy Hasley, Accelerant Holdings
Robert A. Ryan, Sidley Austin LLP
Thomas Holden, Ropes & Gray LLP
Rachel Phillips, Ropes & Gray LLP